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VIA EDGAR CORRESPONDENCE
October 21, 2008
Larry M. Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Checkpoint Systems, Inc.
Form 10-K for period ending 12/30/2007, File No. 001-11257
Filed on February 28, 2008
Dear Mr. Spirgel:
     On behalf of Checkpoint Systems, Inc. (the “Company”), we are responding to your letter dated October 7, 2008 with respect to the above-referenced filing. Pursuant to the telephone conversation on October 21, 2008 between Kathleen Krebs and the undersigned, the Company hereby confirms its expectation that, on or about November 4, 2008, it will provide the Staff of the Division of Corporation Finance with detailed responses to the Staff’s comments.
     Please contact the undersigned at (202) 637-1070, or Joel Trotter at (202) 637-2165, with any questions or comments you may have regarding this matter.

Very truly yours,
/s/ Alison K. Keith
Alison K. Keith
of LATHAM & WATKINS LLP

cc:	John R. Van Zile Senior Vice President, General Counsel and Secretary Checkpoint Systems, Inc.

VIA EDGAR CORRESPONDENCE

Raymond D. Andrews Senior Vice President and Chief Financial Officer Checkpoint Systems, Inc. Joel H. Trotter Latham & Watkins LLP